SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                 AMENDMENT NO. 2
                                       to
                                  SCHEDULE 13D


                    Under the Securities Exchange Act of 1934

                           Columbia Laboratories, Inc.
                                (Name of Issuer)

                          Common Stock, $.01 par value
                         (Title of Class of Securities)


                                    197779101
                                 (CUSIP Number)


                              James J. Apostolakis
                    c/o Lexington Shipping and Trading Corp.
                          950 Third Avenue, 27th Floor
                            New York, New York 10022
                                 (212) 588-1900
                     (Name, Address and Telephone Number of
                      Person Authorized to Receive Notices
                               and Communications)


                                 October 2, 1998
                      (Date of Event which Requires Filing
                               of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box: [ ]

                                  SCHEDULE 13D
CUSIP No. 197779101
1)       NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                  James J. Apostolakis

2)       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP            (a)    [X]

                                                                     (b)    [ ]

3)       SEC USE ONLY


4)       SOURCE OF FUNDS

                  PF,WC

5)       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
         PURSUANT TO ITEMS 2(D) OR 2(E)                                     [ ]

6)       CITIZENSHIP OR PLACE OF ORGANIZATION

                  United States

         NUMBER                 7)     SOLE VOTING POWER
         OF                            815,400 (See Item 5)
         SHARES
         BENEFICIALLY           8)     SHARED VOTING POWER
         OWNED BY                      Not Applicable
         EACH
         REPORTING              9)     SOLE DISPOSITIVE POWER
         PERSON                        815,400 (See Item 5)
         WITH
                                10)    SHARED DISPOSITIVE POWER
                                       Not Applicable

11)      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                  815,400 (See Item 5)

12)      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
         SHARES                                                             [ ]

13)      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                  2.8%

14)      TYPE OF REPORTING PERSON
                  IN
--------------------------------------------------------------------------------

                                  SCHEDULE 13D
CUSIP No. 197779101
1)       NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                  David Ray

2)       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP            (a)    [X]

                                                                     (b)    [ ]

3)       SEC USE ONLY


4)       SOURCE OF FUNDS

                  PF

5)       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
         PURSUANT TO ITEMS 2(D) OR 2(E)                                     [ ]

6)       CITIZENSHIP OR PLACE OF ORGANIZATION

                  United States

         NUMBER                  7)     SOLE VOTING POWER
         OF                             185,000
         SHARES
         BENEFICIALLY            8)     SHARED VOTING POWER
         OWNED BY                       Not Applicable
         EACH
         REPORTING               9)     SOLE DISPOSITIVE POWER
         PERSON                         185,000
         WITH
                                 10)    SHARED DISPOSITIVE POWER
                                        Not Applicable

11)      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                  185,000

12)      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
         SHARES                                                             [ ]

13)      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                  0.6%

14)      TYPE OF REPORTING PERSON
                  IN
--------------------------------------------------------------------------------

                                  SCHEDULE 13D
CUSIP No. 197779101
1)       NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                  Bernard Marden

2)       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP            (a)    [X]

                                                                     (b)    [ ]

3)       SEC USE ONLY


4)       SOURCE OF FUNDS

                  PF

5)       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
         PURSUANT TO ITEMS 2(D) OR 2(E)                                     [ ]

6)       CITIZENSHIP OR PLACE OF ORGANIZATION

                  United States

         NUMBER                  7)     SOLE VOTING POWER
         OF                             423,700
         SHARES
         BENEFICIALLY            8)     SHARED VOTING POWER
         OWNED BY                       Not Applicable
         EACH
         REPORTING               9)     SOLE DISPOSITIVE POWER
         PERSON                         423,700
         WITH
                                 10)    SHARED DISPOSITIVE POWER
                                        Not Applicable

11)      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                  423,700

12)      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
         SHARES                                                             [ ]

13)      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                  1.5 %

14)      TYPE OF REPORTING PERSON
                  IN


--------------------------------------------------------------------------------

                                  SCHEDULE 13D
CUSIP No. 197779101
1)       NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                  Anthony R. Campbell

2)       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP            (a)    [X]

                                                                     (b)    [ ]

3)       SEC USE ONLY


4)       SOURCE OF FUNDS

              WC

5)       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
         PURSUANT TO ITEMS 2(D) OR 2(E)                                     [ ]

6)       CITIZENSHIP OR PLACE OF ORGANIZATION

                  United States

         NUMBER                  7)     SOLE VOTING POWER
         OF                             1,344,000 (See Item 5)
         SHARES
         BENEFICIALLY            8)     SHARED VOTING POWER
         OWNED BY                       Not Applicable
         EACH
         REPORTING               9)     SOLE DISPOSITIVE POWER
         PERSON                         1,344,000 (See Item 5)
         WITH
                                 10)    SHARED DISPOSITIVE POWER
                                        Not Applicable

11)      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                  1,344,000  (See Item 5)

12)      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
         SHARES                                                             [ ]

13)      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                  4.7%

14)      TYPE OF REPORTING PERSON
                  IN
--------------------------------------------------------------------------------

                                  SCHEDULE 13D
CUSIP No. 197779101
1)       NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                  Christopher Castroviejo

2)       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP            (a)    [X]

                                                                     (b)    [ ]

3)       SEC USE ONLY


4)       SOURCE OF FUNDS

                  WC

5)       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
         PURSUANT TO ITEMS 2(D) OR 2(E)                                     [ ]

6)       CITIZENSHIP OR PLACE OF ORGANIZATION

                  United States

         NUMBER                  7)     SOLE VOTING POWER
         OF                             0 (See Item 5)
         SHARES
         BENEFICIALLY            8)     SHARED VOTING POWER
         OWNED BY                       Not Applicable
         EACH
         REPORTING               9)     SOLE DISPOSITIVE POWER
         PERSON                         0 (See Item 5)
         WITH
                                 10)    SHARED DISPOSITIVE POWER
                                        Not Applicable

11)      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                  0 (See Item 5)

12)      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
         SHARES                                                             [ ]

13)      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                  0%

14)      TYPE OF REPORTING PERSON
                  IN
--------------------------------------------------------------------------------

                                  SCHEDULE 13D


ITEM 1 OF THE SCHEDULE 13D, "SECURITY AND ISSUER," IS AMENDED AND RESTATED IN ITS ENTIRETY AS FOLLOWS:

         This Statement amends the Schedule 13D dated July 16, 1998, as amended by Amendment No. 1 filed on July 23, 1998 (the "Schedule 13D"), filed by James
J. Apostolakis and the other Reporting Persons named therein relating to the Common Stock, $.01 par value (the "Common Stock"), of Columbia Laboratories, Inc., a Delaware corporation (the "Company"). Notwithstanding this Amendment No. 2, the Schedule 13D speaks as of this date. Capitalized terms used herein without definition have the meanings assigned to them in the Schedule 13D.

ITEM 2 (A) - (C) OF THE SCHEDULE 13D, "IDENTITY AND BACKGROUND," IS AMENDED TO AMEND AND RESTATE THE SECOND PARAGRAPH THEREOF IN ITS ENTIRETY AS FOLLOWS:

         An aggregate of 3,912,800 Shares of Common Stock, representing approximately 13.6% of the shares of outstanding Common Stock, were beneficially owned by the members of the group described in Item 4, consisting of the Reporting Persons together with Mr. David Knott (who has filed a separate
Schedule 13D), as of October 6, 1998.

ITEM 2 (A) - (C) OF THE SCHEDULE 13D IS FURTHER AMENDED TO ADD THE FOLLOWING:

         The Reporting Persons and Mr. Knott have formed The Committee to Improve Shareholder Value of Columbia Laboratories (the "Committee"), of which they are presently the sole members.

ITEM 3 OF THE SCHEDULE 13D, "SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION," IS AMENDED TO AMEND AND RESTATE THE FIRST SENTENCE THEREOF IN ITS ENTIRETY AS
FOLLOWS:

         As of October 6, 1998 the Reporting Persons beneficially owned an aggregate of 2,768,100 shares of Common Stock, all of which were acquired on the open market over the course of time at then-current prices for an aggregate consideration of approximately $32,231,294.

ITEM 4 OF  SCHEDULE  13D,  "PURPOSE  OF  TRANSACTION,"  IS  AMENDED  TO ADD  THE
FOLLOWING:

         During the latter part of the summer, certain of the Reporting Persons and Mr. Knott had further conversations with the Company's senior management regarding immediate steps to address shareholder concerns over the collapse of the Company's stock price and the perceived ineffectiveness of current management.

         Unfortunately, efforts to pursue those discussions have not been productive.

         Accordingly, on October 2, 1998, the Committee formed by the Reporting Persons and Mr. Knott wrote to the Board of Directors of the Company, and each Director individually, to call their urgent attention to these matters. A copy of that letter is attached as Exhibit 2 to this Amendment No. 2.

         The Reporting Persons are hopeful that the Company's Directors will respond constructively to their letter of October 2. In the absence of a prompt and positive response, however, their letter to the Board has reserved the alternative of taking other actions with respect to the Company, including, without limitation, going to court to demand that the Company schedule and hold a 1998 annual meeting of shareholders as required by Delaware law and seeking to nominate candidates to the Company's Board of Directors at such a meeting.

         No 1998 annual meeting of the Company's shareholders has been announced and to the knowledge of the Reporting Persons no such meeting is scheduled. Any action with respect to a future shareholders meeting, including any decision to seek to nominate candidates to the Company's Board or to take other action in that regard, would be pursued only in connection with such a meeting and in the context of the circumstances then obtaining, and in compliance with applicable rules of the Securities and Exchange Commission.

ITEM 5 (A) AND (C) OF THE SCHEDULE 13D, "INTEREST IN SECURITIES OF THE ISSUER," ARE AMENDED AND RESTATED IN THEIR ENTIRETY AS FOLLOWS:

         (a) An aggregate of 3,912,800 Shares of Common Stock, representing approximately 13.6% of the shares of outstanding Common Stock, were beneficially owned by the members of the group described in Item 4, consisting of the Reporting Persons together with Mr. David Knott (who has filed a separate
Schedule 13D), as of October 6, 1998.

         The Reporting Persons included in this Schedule 13D beneficially own an aggregate of 2,768,100 shares of Common Stock, representing approximately 9.7% of the shares of the outstanding Common Stock./1/

         The additional 1,144,700 shares of Common Stock, representing an additional approximately 4.0% of the shares of the outstanding Common Stock, were beneficially owned by David Knott as of October 6, 1998 including 1,007,100 shares reported in a Schedule 13D separately filed and an aggregate of 137,600 shares of Common Stock purchased since that filing.

--------
/1/ Based upon 28,684,687 shares of Common Stock reported by the Company to be outstanding as of July 31, 1998.

         The following table sets forth the number of shares of Common Stock beneficially owned by each of the Reporting Persons as of October 6, 1998 and the percentage of the outstanding Common Stock such ownership represents. Item 2 sets forth the entities which own Common Stock of which Mr. Apostolakis, Mr. Campbell or Mr. Castroviejo may be deemed beneficial owners.


                                                                  Percentage of
Reporting                                       Shares of          Outstanding
Person                                        Common Stock        Common Stock
------                                        ------------        ------------

Mr. Apostolakis                                815,400/2/            2.8

Mr. Ray                                        185,000               0.6

Mr. Marden                                     423,700               1.5

Mr. Campbell                                 1,344,000               4.7


Mr. Castroviejo/3/                                   0                 0

         The following table sets forth the number of shares of Common Stock owned by the Apostolakis Entities as of October 6, 1998.

                                                                 Percentage of
Apostolakis                                  Shares of            Outstanding
Entity                                      Common Stock          Common Stock
------                                      ------------          ------------

Lexington Corp.                                48,000                  0.2

Bradmar Corp.                                  57,850                  0.2

Bradford Inc.                                  34,000                  0.1

Pension Plans                                  17,625                  0.06

         Additionally, Mr. Apostolakis individually owns 657,925 shares of Common Stock, representing approximately 2.3% of the outstanding Common Stock.

--------
/2/ Not including certain non-qualified options, not presently exercisable, to purchase 50,000 shares at a price of $11.625 granted on February 2, 1998.

/3/ Through his position as a general partner of TC Management, the sole general partner of Windsor LP, Mr. Castroviejo may also be deemed to beneficially own shares of Common Stock, owned by Windsor LP, as to which he disclaims beneficial ownership. The above table reflects only Mr. Castroviejo's position as president of the manager of International Parallax and general partner of Parallax LP. (see Item 2).

         The following table sets forth the number of shares of Common Stock owned by the Campbell Entities as of October 6, 1998.


                                                                  Percentage of
Campbell                                       Shares of           Outstanding
Entity                                       Common Stock         Common Stock
------                                       ------------         ------------

TC Management/4/                               1,246,500               4.3

Windsor LP                                     1,185,500               4.1

TC Managed Account                                86,000                .3

         Additionally, Mr. Campbell individually owns 42,500 shares of Common Stock, and a trust estate for the benefit of Mr. Campbell's children owns 30,000 shares of Common Stock (as to which Mr. Campbell disclaims beneficial ownership), representing an aggregate of approximately .3% of the outstanding Common Stock.

         The following table sets forth the number of shares of Common Stock owned by the Castroviejo Entities as of October 6, 1998/5/.

                                                                 Percentage of
Castroviejo                                 Shares of             Outstanding
Entity                                    Common Stock           Common Stock
------                                    ------------           ------------

International Parallax                          0                      0

Parallax LP                                     0                      0

         Mr. Castroviejo and the Castroviejo Entities no longer hold any shares of Common Stock as of October 6, 1998.

         (c) Except as set forth on Schedule I annexed hereto, the Reporting Persons, Apostolakis Entities, Campbell Entities and Castroviejo Entities have not effected any transactions in the Common Stock during the past 60 days. All such transactions were effected in the open market.

--------
/4/ TC Management, as general partner of Windsor LP and manager of the TC Managed Account, may be deemed to beneficially own the shares directly owned by Windsor LP and the TC Managed Account.

/5/ Formerly International Parallax owned 15,000 shares of Common Stock, representing approximately .05% of the outstanding Common Stock, and Parallax LP owned 315,000 shares of Common Stock, representing approximately 1.1% of the outstanding Common Stock. The shares held by International Parallax and Parallax LP were inadvertently interchanged in Schedule 13D/A Amendment No. 1.

ITEM 7 OF SCHEDULE 13D, "MATERIAL TO BE FILED AS EXHIBITS," IS AMENDED TO ADD THE FOLLOWING ITEM:

         Exhibit 2- Letter to the Board of Directors of the Company dated October 2, 1998.

                                   SIGNATURES


         After reasonable inquiry and to the best knowledge and belief of the undersigned, the undersigned certify that the information set forth in this Statement is true, complete and correct.


Dated:  October 6, 1998


                                                     /s/ James J. Apostolakis
                                                     --------------------------
                                                     Name:  James J. Apostolakis



                                                    /s/ David Ray
                                                    ---------------------------
                                                    Name:  David Ray


                                                    /s/ Bernard Marden
                                                    ---------------------------
                                                    Name:  Bernard Marden



                                                    /s/ Anthony R. Campbell
                                                    ---------------------------
                                                    Name: Anthony R. Campbell



                                                   /s/ Christopher Castroviejo
                                                   ----------------------------
                                                   Name: Christopher Castroviejo

SCHEDULE I IS AMENDED AND RESTATED IN ITS ENTIRETY AS FOLLOWS:


                                                    SCHEDULE I


                                              TRANSACTIONS IN COMMON
                                       STOCK OF COLUMBIA LABORATORIES, INC.
                                           DURING THE PRECEDING 60 DAYS



SHARES SOLD BY JAMES J. APOSTOLAKIS:

                                                 NUMBER OF
                                                  SHARES
DATE                                               SOLD               TOTAL COST
----                                               ----               ----------

8/14/98                                              3,800               $20,900
8/24/98                                             15,200                76,000
8/25/98                                             35,600               178,000
8/27/98                                             16,000                66,000
8/28/98                                             15,000                48,750


SHARES PURCHASED BY JAMES J. APOSTOLAKIS:

                                                 NUMBER OF
                                                  SHARES
DATE                                             PURCHASED           TOTAL COST
----                                             ---------           ----------

9/28/98                                               2,000               $7,750
10/1/98                                               2,000                6,750
10/2/98                                               3,000                9,180
10/5/98                                               6,000               17,625
10/6/98                                               6,300               17,325


SHARES PURCHASED BY BRADMAR CORP.:

                                                 NUMBER OF
                                                  SHARES
DATE                                             PURCHASED            TOTAL COST
----                                             ---------            ----------

9/23/98                                              10,000              $40,625
9/22/98                                               4,000               16,250
9/1/98                                               10,000               33,750

SHARES SOLD BY LEXINGTON CORP.:

                                               NUMBER OF
                                                SHARES
DATE                                              SOLD              TOTAL COST
----                                              ----              ----------

8/28/98                                           5,000              $16,250
8/27/98                                           2,000                8,125


SHARES PURCHASED BY LEXINGTON CORP.:

                                               NUMBER OF
                                                  SHARES
DATE                                            PURCHASED             TOTAL COST
----                                            ---------             ----------

10/1/98                                               2,000            $6,750
10/2/98                                               1,000             3,060
10/5/98                                               1,000             2,937.50
10/6/98                                               2,400             6,900

SHARES SOLD BY BRADFORD INC.:

                                                 NUMBER OF
                                                  SHARES
DATE                                                SOLD              TOTAL COST
----                                                ----              ----------

8/28/98                                           5,000                 $16,250


SHARES PURCHASED BY WINDSOR LP:

                                                  NUMBER OF
                                                   SHARES
DATE                                              PURCHASED         TOTAL COST
----                                              ---------         ----------

8/17/98                                            7,500             $39,837
8/19/98                                           10,000              58,950
8/21/98                                           10,000              52,150
8/24/98                                            8,000              41,137
8/26/98                                            5,000              24,075
8/26/98                                            7,500              34,350
9/30/98                                           10,000              38,125
10/6/98                                           25,000              73,750


SHARES SOLD BY WINDSOR LP:

                                                  NUMBER OF
                                                   SHARES
DATE                                                 SOLD           TOTAL COST
----                                                 ----           ----------

8/18/98                                            4,500            $23,607
8/18/98                                            3,000             15,919

SHARES SOLD BY MR. CAMPBELL:

                                            NUMBER OF
                                             SHARES
DATE                                           SOLD                   TOTAL COST
----                                           ----                   ----------

8/12/98                                      2,500                     $15,475
8/26/98                                      5,000                      21,575


SHARES SOLD BY PARALLAX LP:

                                           NUMBER OF
                                            SHARES
DATE                                          SOLD                   TOTAL COST
----                                          ----                   ----------

9/1/98                                     265,000                    $703,946
9/3/98                                      10,000                      38,124
9/8/98                                      30,000                     116,546


SHARES SOLD BY INTERNATIONAL PARALLAX:

                                            NUMBER OF
                                             SHARES
DATE                                           SOLD                 TOTAL COST
----                                           ----                 ----------

9/1/98                                       15,000                 $43,913
9/23/98                                      10,000                  40,099


SHARES PURCHASED BY MR. RAY:

                                            NUMBER OF
                                             SHARES
DATE                                        PURCHASED              TOTAL COST

9/2/98                                        10,000                $38,706
9/2/98                                        10,000                 39,375